600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

June 12, 2013

VIA EDGAR

Ms. Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integrated Electrical Services, Inc.

Registration Statement on Form S-4

Filed April 26, 2013

File No. 333-188182

Schedule 13E-3

Filed on April 26, 2013

File No. 005-81819

Dear Ms. Long:

Set forth below are the responses of Integrated Electrical Services, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2013, with respect to the Company’s Registration Statement on Form S-4, filed with the Commission on April 26, 2013 (File No. 333-188182) (the “Registration Statement”) and Schedule 13E-3 filed with the Commission on April 26, 2013 (File No. 005-81819) (the “Schedule 13E-3”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). We have also hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement.

As discussed in our response to Comment No. 1 below, after further review and analysis, we have determined that the proposed merger falls within an enumerated exception to Rule 13e-3, and as such, we do not believe that the transaction is a “going-private” transaction for which a Schedule 13E-3 is required. In order to give the Staff the opportunity to review and consider our response to Comment No. 1, we have elected not to file an amendment to the Schedule 13E-3 in conjunction with the filing of Amendment No. 1. In connection with the filing of Amendment No. 2 to the Registration Statement, we intend to file an amendment to the Schedule 13E-3 to withdraw the filing.

Austin    Beijing    Dallas    Houston    London     New York    Research Triangle Park    The Woodlands    Washington, DC

Ms. Pamela A. Long

June 12, 2013

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Schedule 13E-3

1.	Please advise us as to what consideration was given as to whether Jeffrey L. Gendell and Tontine Capital Management, L.L.C. and affiliated Tontine entities should be included as filing persons on the Schedule 13E-3. See Question 201.05 of Compliance and Disclosure Interpretations for Going Private Transactions. We note that Mr. Gendell has voting and investment power over the shares held by the Tontine entities, and Tontine is an affiliate of both MISCOR and IES. Because Tontine had the right to appoint “board observers” to the MISCOR board before this transaction, it had access to information about MISCOR. Please note that each new filing person must individually comply with the disclosure requirements of Schedule 13E-3. For example, the disclosure must include a statement as to whether each filing person believes the Rule 13e-3 transaction is procedurally and substantively fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. In this regard, the reasons for the transaction and the alternatives considered by each filing person may be different than those of the current filing persons, and this fact should be reflected in the disclosure.

Response:

After further review and analysis, we have determined that the proposed merger falls within the Rule 13e-3(g)(2) exception to Rule 13e-3. As such, we do not believe that the transaction is a “going-private” transaction for purposes of Rule 13e-3, and the parties and their affiliates should not be required to file a Schedule 13E-3 or otherwise comply with the disclosure requirements of Schedule 13E-3 in connection with the transaction. We have revised the Registration Statement accordingly. We undertake to file an amendment to the Schedule 13E-3 to reflect our reliance on the exception and to withdraw the filing.

2.	We note that Mr. Martell has granted Tontine and Jeffrey Gendell a proxy to vote his shares. Provide your analysis as to whether Mr. Martell and his wife should be considered filing persons engaged in this going private transaction. Your analysis should address what each will receive after the proposed merger, and any position with the surviving entity going forward.

Response:

Please see our response to Comment 1.

Ms. Pamela A. Long

June 12, 2013

3.	As you know, the parties to the proposed transactions have been negotiating a business combination transaction since the summer of 2011 and numerous prior proposals were made and rejected or abandoned by both sides. In the contest of these negotiations, both parties engaged investment advisors and consultants to assist in evaluating a potential business combination. Some of those representatives were replaced by the current financial advisors. Their predecessors also prepared reports and other materials that would generally appear to be reports or appraisals materially related to the going private transaction within the meaning of Item 9 of Schedule 13E-3. As to each such report referenced in “Background to the Merger” on page 26, indicate why you have not provided the information required by Item 1015 of Regulation M-A and filed such report as an exhibit to the Schedule 13E-3. As to any exclude materials, please provide them supplementally for our review. We may have further comments.

Response:

Please see our response to Comment 1.

Registration Statement on Form S-4

General

4.	All materials prepared by Stifel, Nicolaus & Company and Western Reserve Partners, LLC and shared with either the IES and MISCOR boards or their representatives, including board books and other reports or opinions materially related to this going private transaction, must be summarized in the disclosure document and filed as exhibits to the Schedule 13E-3. See Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3. To the extent any such materials were provided but have not been filed and summarized, please provide copies supplementally and explain your reasoning in excluding them. We may have further comments.

Response:

Please see our response to Comment 1. Nonetheless, we are not aware of any materials provided to either the IES or MISCOR boards or their representatives by an outside party related to this transaction that have not been summarized.

5.	We note references in the disclosure document to projections and financial forecasts prepared during the negotiations leading up to the current proposed transaction, which as you know go back several years. To the extent that any filing person prepared confidential financial projections or forecasts and presented to its financial advisors or other parties to this transaction or their financial advisors, such projections must be included in the disclosure document. Please revise or advise.

Response:

Please see our response to Comment 1.

Ms. Pamela A. Long

June 12, 2013

6.	Please note that all exhibits and appendices are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Response:

In response to the Staff’s comment, we undertake to file all exhibits as soon as possible.

7.	Please revise the proxy statement to include a separate shareholder vote to approve golden parachute compensation as required by Schedule 14A. Please make corresponding changes throughout the proxy statement as appropriate.

Response:

In response to the Staff’s comment to provide for a separate shareholder vote to approve golden parachute compensation as required by Schedule 14A, we have revised the Registration Statement as necessary to include the following proposal:

A proposal to approve on an advisory (non-binding) basis, the “golden parachute” compensation to be paid to MISCOR’s executive officers in connection with the merger (which is referred to as the “merger-related named executive officer compensation” proposal).

In addition, we have revised the Registration Statement to include the following Q&A disclosure on page 4:

Q:	What is “golden parachute” compensation and why am I being asked to vote on it?

A:	Under certain rules adopted by the SEC, MISCOR must seek an advisory (non-binding) vote of MISCOR shareholders on “golden parachute” compensation. “Golden parachute” compensation is certain compensation that is tied to or based on the merger and that will or may be paid by MISCOR to its named executive officers in connection with the merger. The proposal regarding “golden parachute” compensation is referred to in this joint proxy statement/prospectus as the merger-related named executive officer compensation proposal.

Ms. Pamela A. Long

June 12, 2013

Q:	What vote is required to approve the merger-related named executive officer compensation proposal?

A:	The affirmative vote of holders of at least a majority of the shares of MISCOR common stock present in person or represented by proxy at the special meeting and entitled to vote is required to approve the merger-related named executive officer compensation proposal. Accordingly, a MISCOR shareholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal, while the failure of a MISCOR stockholder who holds his or her shares in “street name” through a broker, bank or other holder of record to give voting instructions to that broker, bank or other holder of record or a MISCOR stockholder’s other failure to vote will have no effect on the proposal.

Q:	What will happen if MISCOR shareholders do not approve the merger-related named executive officer compensation proposal?

A:	Approval of the merger-related named executive officer compensation proposal is not a condition to completion of the merger. The vote with respect to the proposal is an advisory vote and will not be binding on MISCOR or IES. If the merger agreement is adopted by MISCOR shareholders and the merger is completed, the merger-related named executive officer compensation may be paid to MISCOR’s named executive officers even if MISCOR shareholders fail to approve the proposal as long as the otherwise applicable conditions to payment are satisfied. For a more detailed description of the merger-related named executive officer compensation and the terms and conditions applicable for payment of such compensation to be triggered, please see “Special Factors—Golden Parachute Compensation” beginning on page .

8.	Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to the company, its affiliates and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable. Further, to the extent affiliates of the company are added as additional filing persons, the description must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate’s interest in the net book value and net earnings of the company in terms of both dollar amounts and percentages. Please revise to include this disclosure. See Instruction 2 and Instruction 3 to Item 1013 of Regulation M-A.

Response:

Please see our response to Comment 1.

Ms. Pamela A. Long

June 12, 2013

Registration Statement Cover Page

9.	Please register the preferred stock purchase rights as separate securities in the fee table.

Response:

In response to the Staff’s comment, we have revised the Calculation of Registration Fee table on the cover of the Registration Statement to register the preferred stock purchase rights as separate securities.

Proxy Statement/Prospectus Cover Page

10.	The letters to the IES and MISCOR shareholder serve as the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K. See Item 1 of Form S-4. Please limit each letter to a single page as required by Item 501(b) of Regulation S-K.

Response:

We have revised the letter to the IES stockholders and the letter to the MISCOR shareholders in response to the Staff’s comment.

11.	Please disclose the total number of shares that you are registering in connection with the transaction. See Item 501(b)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure in the letter to the IES stockholders:

Pursuant to the registration statement, of which the joint proxy statement/prospectus forms part, IES is registering 2,943,767 shares of IES common stock that may be issued to MISCOR shareholders in connection with the merger.

12.	Because the letters to shareholders also serve as soliciting material, strive for a balanced presentation. Where you include the boards’ recommendations here and elsewhere, disclose with equal prominence that board members will directly benefit from the transaction.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure in the letter to the IES stockholders and on pages 2, 15, 106 and 230:

In considering the recommendation of the IES board of directors, you should be aware that certain directors of IES have personal interests that may motivate them to support the merger.

Ms. Pamela A. Long

June 12, 2013

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure in the letter to the MISCOR shareholders and on pages 2, 15, 18, 110 and 231:

In considering the recommendation of the MISCOR board of directors, you should be aware that certain directors and executive officers of MISCOR have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of MISCOR shareholders generally.

13.	So that MISCOR shareholders may more readily understand how the transaction will affect them individually, please clarify on the cover page that MISCOR shareholders are not guaranteed to receive the amount of cash or IES common stock that they request on their election form. In this regard, given the limitations that have been imposed on the cash and equity components of the consideration, disclose the approximate maximum cash amount you will pay and make clear that pro-rata adjustments may be made depending on the elections of other shareholders.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure in the letter to the MISCOR shareholders:

Pursuant to the merger agreement, each MISCOR shareholder will have the right to elect to receive all cash consideration, all stock consideration or a mix of cash and stock consideration, subject to an aggregate maximum cash amount equal to approximately 50% of the total consideration to be received by MISCOR shareholders in the merger, or $8.7 million, based on certain estimates and assumptions described in the joint proxy statement/prospectus. While, based on the election indications received from MISCOR’s significant shareholders, it is not anticipated that the aggregate cash consideration will exceed the maximum cash amount, if the aggregate cash consideration were to exceed the maximum cash amount, MISCOR shareholders electing to receive cash consideration would receive stock consideration, in lieu of cash consideration, for a portion of their shares, based on a pro rata selection process described in the joint proxy statement/prospectus.

Additional Information

14.	Please remove the sentence in the second paragraph under “About This Document” that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response:

We have revised the Registration Statement as requested.

Ms. Pamela A. Long

June 12, 2013

Questions and Answers about the Merger, page 1

Questions and Answers about the Meetings, page 6

Summary, page 11

15.	You currently repeat information in your Q&A and Summary sections and each of these sections is overly detailed and does not concisely present the issues related to the transaction. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. When revising these sections, please disclose procedural information about the proposals in the Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the transaction in the Summary. Please consider revising this section to begin with a Summary Term Sheet, as required by Item 1 of Schedule 13E-3, which concisely discloses the terms of the transaction.

Response:

In response to the Staff’s comment, we have consolidated the Q&A sections under the single heading “Questions and Answers about the Merger and the Special Meetings” and deleted each Q&A that is duplicative of information provided in the Summary section of the Registration Statement. As requested, we have limited disclosure in the Q&A section to procedural information about the proposals and the stockholders meetings and have moved all substantive information about the terms of the transaction to the Summary section.

In consideration of our response to Comment 1, we have not revised the Summary section to include a Summary Term Sheet.

16.	Please revise this section to prominently disclose:

a.	The interest and control of Tontine in each of IES and MISCOR, both before and after the merger, including the percentage of outstanding shares owned and representation in management and on the board; and

b.	The material assumptions you are making in your estimates of the amount of consideration shareholders will receive and the ownership of IES following the merger, including the basis and reasons for such assumptions.

Ms. Pamela A. Long

June 12, 2013

Response:

In response to part (a) of the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 19:

Interests of Tontine in IES and MISCOR (see pages      and     )

Share Ownership

As of June 4, 2013, MISCOR and IES were owned 49.9% and 56.7%, respectively, by Tontine.

Board and Management Representation

MISCOR Board Representation. MISCOR has granted Tontine the right to appoint members to the MISCOR board of directors as follows:

•	if Tontine or its affiliates hold at least 10% of MISCOR’s outstanding common stock, Tontine has the right to appoint one member of the MISCOR board of directors;

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common stock, and the MISCOR board of directors consists of five or fewer directors, Tontine has the right to appoint one member of the MISCOR board of directors; and

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common stock, and the MISCOR board of directors consists of six or more directors, Tontine has the right to appoint two members of the MISCOR board of directors.

The MISCOR board of directors currently consists of four directors. MISCOR has also agreed that, for as long as Tontine has the right to appoint directors, the number of directors on the MISCOR board of directors will not exceed seven. Tontine has not appointed a director to the MISCOR board of directors.

In addition to Tontine’s right to appoint directors, MISCOR also granted Tontine the right to have a representative attend all meetings of the MISCOR board of directors, the boards of directors of MISCOR’s subsidiaries and their respective committees, for so long as Tontine or its affiliates continue to hold at least 10% of MISCOR’s outstanding common stock. Mr. Lindstrom periodically attended the MISCOR board meetings as a representative of Tontine, while he was employed at Tontine; however, neither Mr. Lindstrom nor any representative of Tontine has attended a MISCOR board meeting since August 10, 2011.

Ms. Pamela A. Long

June 12, 2013

Mr. Martell has granted Tontine an irrevocable proxy to vote his shares of MISCOR common stock for the election to the MISCOR board of directors of Tontine’s designees.

IES Board Representation. David B. Gendell, who is the brother of Jeffrey Gendell (the founder and managing member of Tontine) and an employee of Tontine Associates, L.L.C., has served as a member of the IES board of directors since February 2012. Mr. Gendell was not appointed to the IES board of directors pursuant to or in connection with any agreement or understanding between IES and Tonine.

Interests of Tontine Following Completion of the Merger

Following completion of the merger, Tontine is expected to own an estimated 58.0% of the outstanding shares of IES common stock, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2.

In connection with the merger, Tontine will not receive any rights with respect to representation on the IES board of directors or within IES management. Following completion of the merger, each of MISCOR’s executive officers and directors will resign as directors and officers of MISCOR, pursuant to the terms of the merger agreement, and Tontine’s right to appoint members to the MISCOR board of directors and its board observer rights with respect to meetings of the MISCOR board of directors will terminate.

In response to part (b) of the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 13:

Assumptions Underlying Calculations of Estimated Merger Consideration and Estimated Ownership of IES Common Stock Following Completion of the Merger (see page     )

The calculation of estimated per share Cash Consideration and Stock Consideration, as of June 4, 2013, and the calculations of estimated ownership of IES common stock following completion of the merger are based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date. These assumptions include the following:

•

MISCOR’s total debt outstanding at June 4, 2013 of $6.493 million may better reflect MISCOR’s anticipated Net Debt as of the Merger Consideration Determination Date than MISCOR’s Net Debt for the 30-day period ended as of June 4, 2013 of $6.682 million;

Ms. Pamela A. Long

June 12, 2013

•

the total number of MISCOR equity units outstanding as of June 4, 2013 (excluding any out-of-the-money options) is reflective of the total number of shares of MISCOR common stock, including shares issuable upon the exercise of outstanding options and warrants, that will be outstanding as of the Merger Consideration Determination Date;

•

estimated cash consideration per share equal to (x) the difference between $24.0 million and MISCOR’s debt balance as of June 4, 2013 (see the first bullet above) divided by (y) the number of MISCOR equity units outstanding as of June 4, 2013 (see the second bullet above);

•

the closing price of IES common stock, as reported on the NASDAQ on June 4, 2013, of $5.29 per share may better reflect the anticipated VWAP of IES common stock for the 60-day period ending on the Merger Consideration Determination Date than the VWAP of IES common stock for the 60-day period ending on June 4, 2013 of $5.9866;

•

an estimated exchange ratio equal to (x) the estimated cash consideration of $1.49 per share (see the third bullet above), divided by (y) the closing price of IES common stock, as reported on the NASDAQ on June 4, 2013 (see the fourth bullet above); and

•	15,105,846 shares of IES common stock will be outstanding immediately prior to the effective time of the merger.

In making these calculations, it has also been assumed that MISCOR shareholders holding approximately 75% of MISCOR’s issued and outstanding common stock (as of the Merger Consideration Determination Date) will elect to receive Stock Consideration and that MISCOR shareholders holding approximately 25% of MISCOR’s issued and outstanding common stock (as of such date) will elect to receive Cash Consideration. This is IES management’s best estimate at this time, which is based, in part, on the expectation (based on Tontine’s and Mr. Martell’s non-binding election indications) that Tontine will elect to receive Stock Consideration for 100% of its shares of MISCOR common stock and Mr. Martell will elect to receive Stock Consideration for between 18.3% and 54.8% of his shares of MISCOR common stock. Please see Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 for further discussion of, and a sensitivity analysis related to, this assumption. Please also see “Impact of Maximum Cash Amount” beginning on page     .

Ms. Pamela A. Long

June 12, 2013

All assumptions are based on IES management’s best estimates at this time. Actual amounts may vary from these estimates based on, among other factors, (i) the number of MISCOR equity units for which Cash Consideration is elected and the number of MISCOR equity units for which Stock Consideration is elected, (ii) the IES Common Stock Value, (iii) if the IES Common Stock Value is outside of the VWAP Collar on the Consideration Determination Date, (iv) the market price of IES common stock on the closing date, and (v) fluctuations in MISCOR’s Net Debt prior to the Merger Consideration Determination Date. Please see Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2 for sensitivity disclosures related to certain of the assumptions described above.

Q: What will MISCOR shareholders receive as a result of the merger?, page 1

17.	Please revise to provide enhanced disclosure addressing the rationale behind the dual merger consideration and the maximum cash amount and describe the economic purpose of the formula employed to determine the consideration. To the extent certain MISCOR shareholders, and in particular Tontine and John Martell, have indicated how they intend to proceed insofar as electing cash or stock, we would expect to see appropriate disclosure that would assist MISCOR shareholders in mitigating the uncertainty associated with the contingent nature of the merger consideration. Please further disclose how the elections by Tontine or Mr. Martell or any other MISCOR shareholders will impact the consideration paid to non-affiliated shareholders.

Response:

In response to the Staff’s comment regarding the rationale behind the dual merger consideration and the Maximum Cash Amount, we have revised the Registration Statement to include the following disclosure under “Merger Consideration” on page 12:

The inclusion of both cash and stock components of the merger consideration reflects the intent of IES management to balance the following objectives: preserving available liquidity at IES for financial flexibility; meeting internal liquidity requirements and those under IES’ credit facility; limiting dilution of IES’ existing stockholders; and offering MISCOR shareholders the opportunity to continue to participate in the future potential growth of MISCOR’s business and IES through their ownership of IES common stock. Based on these objectives, if the merger consideration had been limited to only Cash Consideration, IES management and the IES board of directors may not have been able to recommend a purchase of MISCOR that would require utilization of approximately $24 million in available liquidity. IES management also determined that it would be in the best interest of IES and its stockholders to limit the cash component of the merger consideration to the Maximum Cash Amount in order to manage liquidity at IES within the constraints noted above and provide

Ms. Pamela A. Long

June 12, 2013

certainty as to the maximum liquidity impact of the transaction on IES. Further, IES management considered that it would be in the best interest of MISCOR’s shareholders to limit the cash component of the merger consideration to the Maximum Cash Amount, in order to meet the criteria for treatment of the consideration as non-taxable to MISCOR shareholders for U.S. federal income tax purposes.

In response to the Staff’s comment regarding the economic purpose of the formula employed to determine the merger consideration, we have revised the Registration Statement to include the following disclosure under “Merger Consideration” on page 11:

The formula for calculation of the merger consideration was designed to effect a fixed enterprise value for MISCOR of approximately $24 million, but to provide for adjustment of the purchase price to reflect MISCOR’s Net Debt at a time as close as possible to the closing date (because of the uncertainty in MISCOR’s projected debt levels due to its ongoing pay-down of debt). This formula benefits MISCOR shareholders by providing for higher total consideration in the event that MISCOR generates cash and pays down debt prior to closing.

We have also revised the Registration Statement in response to the Staff’s comment regarding the anticipated elections of Tontine and Mr. Martell. Please see our response to Comment 19.

18.	Please disclose whether shareholders electing to receive Stock Consideration will also receive preferred stock purchase rights.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on pages 15, 25 and 90:

On January 24, 2013, the IES board of directors declared a dividend of one preferred share purchase right for each outstanding share of IES common stock. The dividend was payable to the stockholders of record as of the close of business on February 19, 2013. Each preferred share purchase right represents a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of IES at a price of $20.00. Each share of IES common stock issued as Stock Consideration in the merger will include one preferred share purchase right.

Ms. Pamela A. Long

June 12, 2013

What happens if MISCOR shareholders elect to receive Cash Consideration in excess of the Maximum Cash Amount?, page 2

19.	Please disclose an estimate of the maximum cash amount that will be paid as consideration, including an estimate of the number of shareholders that could receive cash if each shareholder elected this form of consideration. Further, please provide a general description of the proration and reallocation procedures that you may use to determine the cash and stock allocation to shareholders based on the maximum cash amount to be paid.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure beginning on page 12:

Impact of Maximum Cash Amount

Each MISCOR shareholder will have the right to elect to receive all Cash Consideration, all Stock Consideration or a mix of Cash Consideration and Stock Consideration, subject to the Maximum Cash Amount, which is equal to approximately 50% of the total consideration to be received by MISCOR shareholders in the merger. If the aggregate amount of cash that would be paid upon conversion of the shares of MISCOR common stock for which MISCOR shareholders elect to receive Cash Consideration (the “Cash Election Shares”) is greater than the Maximum Cash Amount, then the exchange agent shall select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (the “Stock Designation Shares”) such that the aggregate amount of cash that will be paid in the merger in respect of the Cash Election Shares that are not Stock Designation Shares equals as closely as practicable the Maximum Cash Amount, and the Stock Designation Shares shall be converted into the right to receive the Stock Consideration. Any MISCOR shareholder that does not make an election with respect to such holder’s MISCOR common stock shall be deemed to have elected to receive the Stock Consideration.

If the aggregate amount of cash that would be paid upon conversion of the Cash Election Shares is greater than the Maximum Cash Amount, then the determination of which Cash Election Shares will be designated as Stock Designation Shares will be made by the exchange agent. The determination of the number of Stock Designation Shares to be allocated to each MISCOR shareholder will be made by multiplying the number of Cash Election Shares held by such MISCOR shareholder by a fraction, the numerator of which is (x) the number of all Cash Election Shares less 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger, and the denominator of which is (y) the number of all Cash Election Shares.

As of June 4, 2013, Tontine and Mr. Martell owned 49.9% and 23.4% of the outstanding shares of MISCOR common stock, respectively. Mr. Martell and representatives of Tontine have each engaged in non-binding discussions with representatives of MISCOR and IES regarding their intentions to elect to receive

Ms. Pamela A. Long

June 12, 2013

Stock Consideration and/or Cash Consideration in the merger. If Tontine’s and Mr. Martell’s elections are consistent with their non-binding indications, it would result in the election of sufficient Stock Consideration to avoid triggering the Maximum Cash Amount and thereby limiting the Cash Consideration available to unaffiliated MISCOR shareholders in the merger.

Tontine has indicated that it intends to elect to receive Stock Consideration for 100% of its shares of MISCOR common stock, subject to the exercise of fiduciary duties in the management of its funds and other factors. Similarly, Mr. Martell has indicated that he intends to elect to receive Stock Consideration for not less than 500,000 shares and not more than 1,500,000 shares of MISCOR common stock, depending on certain factors and considerations. Based on these non-binding indications, it is anticipated that, at a minimum, 54% of the shares of MISCOR common stock outstanding as of June 4, 2013 will elect to receive Stock Consideration in the merger.

The non-binding indications provided by Tontine and Mr. Martell impacted the assumption made in the pro forma financial statements that MISCOR shareholders holding approximately 75% of MISCOR’s issued and outstanding common stock (as of the Merger Consideration Determination Date) will elect to receive Stock Consideration and that MISCOR shareholders holding approximately 25% of MISCOR’s issued and outstanding common stock (as of such date) will elect to receive Cash Consideration. A sensitivity analysis related to this assumption is also provided in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2.

If the Merger Consideration Determination Date had occurred on June 4, 2013, it is estimated that the Maximum Cash Amount would have been approximately $8.7 million and that holders of up to approximately 5.8 million shares of MISCOR common stock could have elected to, and would have, received Cash Consideration in the merger, in each case based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2, which assumptions will not be definitively determined until the Merger Consideration Determination Date. Based on these assumptions, if the Merger Consideration Determination Date had occurred on June 4, 2013, the aggregate amount of cash that would be paid upon conversion of the Cash Election Shares would be less than the Maximum Cash Amount, and no shares of MISCOR common stock for which a cash election was made would have received shares of IES common stock in lieu of cash.

Ms. Pamela A. Long

June 12, 2013

How will IES stockholders be affected by the merger and issuance of shares of IES common stock?, page 3

20.	Please disclose the ownership of current IES stockholders in IES following the merger taking into account the stock to be issued to Tontine in the merger.

Response:

We have revised the Registration Statement as requested. Please see our revised disclosure on pages 17 and 100 of the Registration Statement.

What is the vote required to approve the proposals related to the merger?, page 7

21.	Please disclose the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates compared to the vote required for approval of the proposals. See Item 3(h) of Form S-4. Please disclose the total number of shares that will be excluded from the IES Minority Approval Requirement and the MISCOR Approval Requirement, including whether the shares owned by Tontine are excluded. Please also disclose the number of shares held by non-affiliates that cannot be voted against the proposals for the Minority Approval Requirements to be satisfied. Please also note that the Minority Approval Requirements may be waived by IES and/or MISCOR.

Response:

In response to the Staff’s comments with respect to the votes needed at the IES Meeting, we have revised the Registration Statement to include the following disclosures on page 3:

If the IES Meeting had been held on June 4, 2013, the directors, executive officers and affiliates of IES would have beneficially owned and been entitled to vote approximately 8,969,325 shares of IES common stock (including the 8,562,409 shares of IES common stock owned by Tontine), collectively representing approximately 59.4% of the shares of IES common stock that would have been outstanding and entitled to vote on that date.

The 8,562,409 shares of IES common stock held by affiliates of Tontine Capital Management, L.L.C., which represented approximately 56.7% of the shares of IES common stock issued and outstanding as of June 4, 2013, will be excluded in determining whether the IES Minority Approval has been received. If the IES Meeting had been held on June 4, 2013, in order for IES to receive IES Minority Approval, no more than 3,265,175, or 49.9%, of the remaining 6,543,437 shares of IES common stock that would have been outstanding and entitled to vote on that date could have been voted against IES’ proposal to issue shares of IES common stock in the merger.

In response to the Staff’s comments with respect to the votes needed at the MISCOR Meeting, we have revised the Registration Statement to include the following disclosure on pages 3 and 4, respectively:

If the MISCOR Meeting had been held on June 4, 2013, the directors, executive officers and affiliates of MISCOR would have beneficially owned and been

Ms. Pamela A. Long

June 12, 2013

entitled to vote approximately 8,665,132 shares of MISCOR common stock (including the 5,833,332 shares of MISCOR common stock owned by Tontine), collectively representing approximately 74.2% of the shares of MISCOR common stock that would have been outstanding and entitled to vote on that date.

The 8,572,132 shares of MISCOR common stock held by Mr. Martell and affiliates of Tontine Capital Management, L.L.C., which represented approximately 73.4% of the shares of MISCOR common stock issued and outstanding as of June 4, 2013, will be excluded in determining whether the MISCOR Minority Approval has been received. If the MISCOR Meeting had been held on June 4, 2013, in order for MISCOR to receive MISCOR Minority Approval, no more than 1,555,927, or 49.9%, of the remaining 3,111,855 shares of MISCOR common stock that would have been outstanding and entitled to vote on that date could have been voted against MISCOR’s proposal to adopt the merger agreement.

In response to the Staff’s comment regarding waiver of the minority approval requirements, we note that disclosure regarding waiver of IES Minority Approval and MISCOR Minority Approval can be found on pages 3 and 4, respectively, in the Q&A titled “What votes are required to satisfy the IES and MISCOR Minority Approval conditions to the completion of the merger?”

Summary, page 11

22.	Consider paring down the information provided in this section to include only the most pertinent information related to the proposed transaction. For example, information about the corporate strategy of IES and MISCOR, their operating segments and industry overviews would not appear to be appropriate in a Summary section.

Response:

In response to the Staff’s comment, we have revised the Summary section to delete all non-pertinent information, including information about the corporate strategies of IES and MISCOR, information about operating segments and industry overviews.

Ms. Pamela A. Long

June 12, 2013

Opinions of Financial Advisers, page 18

23.	Please disclose the amount of compensation paid to each of the financial advisors as well as the amount contingent upon consummation of the merger.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 16:

Stifel received a fee of $250,000 upon the delivery of its opinion that is not contingent upon consummation of the merger. IES has also agreed to reimburse Stifel for certain of its expenses incurred in connection with Stifel’s engagement. Stifel will not receive any payment or compensation contingent upon the successful consummation of the merger.

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 16:

Western Reserve received an aggregate fee of $221,496.50 for its services in connection with the proposed merger, a portion of which was paid throughout Western Reserve’s engagement as a retainer, and a portion of which was payable upon the rendering of its opinion. MISCOR has also agreed to reimburse Western Reserve for certain of its expenses incurred in connection with Western Reserve’s engagement. Western Reserve will not receive any payment or compensation contingent upon the successful consummation of the merger.

24.	We note that Western Reserve Partners LLC provided an opinion as to the fairness to MISCOR shareholders (other than IES and its affiliates) of the minimum Cash Consideration to be paid by IES to MISCOR stockholders. Please prominently disclose here, and elsewhere as appropriate, that MISCOR has not received an opinion as to the fairness to MISCOR shareholders of the Stock Consideration or of a mix of Cash Consideration and Stock Consideration. In addition, given that the number of shareholders who will receive Cash Consideration is limited by the Maximum Cash Amount, please advise why the MISCOR board believed that an opinion limited to the fairness of the minimum Cash Consideration to be paid to MISCOR shareholders was appropriate.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure to “Opinions of Financial Advisors—Opinion of MISCOR’s Financial Advisor,” beginning on page 17:

Western Reserve’s opinion does not address the fairness to MISCOR shareholders of the Stock Consideration or a mix of Cash Consideration and Stock Consideration. Rather, Western Reserve offered its opinion as to the fairness to MISCOR shareholders (other than IES and its affiliates) of the minimum Cash Consideration, because MISCOR and Western Reserve understood that:

•

in the merger consideration formulas, both Cash Consideration and Stock Consideration would increase as Net Debt was paid down. Accordingly, it was expected by MISCOR and Western Reserve that the minimum Cash Consideration amount would be the lowest amount that MISCOR shareholders would receive, and that shareholders may receive up to $1.58 per share in cash or stock;

Ms. Pamela A. Long

June 12, 2013

•

the non-binding election indications from Tontine and Mr. Martell, described under “Impact of Maximum Cash Amount” beginning on page     , meant that MISCOR and Western Reserve expected that any MISCOR shareholder who chose to receive Cash Consideration could expect to receive it. Furthermore, the non-binding indications from Tontine and Mr. Martell were consistent with the expectations of both MISCOR and Western Reserve, which anticipated that investment funds, such as Tontine, would elect to receive stock as merger consideration, desiring to avoid gains and remain invested, while large shareholders, like Mr. Martell, would prefer to divest over a period of time when liquid shares are available and cash and shares are available as an option in the merger context.

Interests of Directors and Executive Officers of MISCOR in the Merger

25.	We note that the disclosure states that the MISCOR directors and executive officers have interests in the merger that “may include, among other things” the items listed in this section. Please revise this section to disclose all material interests of the MISCOR directors, executive officers and their affiliates.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 18:

In considering the recommendation of the MISCOR board of directors with respect to the merger agreement, MISCOR shareholders should be aware that certain members of the MISCOR board of directors and certain of MISCOR’s executive officers have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of MISCOR shareholders generally. These interests may include, among other things, the following:

•	the accelerated vesting of, and payment of the merger consideration with respect to, shares of MISCOR restricted stock and stock options held by MISCOR’s executive officers and certain directors;

Ms. Pamela A. Long

June 12, 2013

•

arrangements that all current and former MISCOR directors and officers will be indemnified by IES with respect to acts or omissions by them in their capacities as directors and officers of MISCOR prior to the effective time of the merger;

•	the expected employment of the executive officers of MISCOR by IES after the merger, although there are no definitive agreements with any executive officer of MISCOR regarding future employment;

•	the assumption of Mr. Moore’s employment agreement by IES, pursuant to the terms of the merger agreement; and

•

as of March 12, 2013, Mr. Martell held approximately 23.4% of the outstanding shares of MISCOR common stock. Mr. Martell’s holdings were obtained in transactions exempt from registration from the Securities Act and are not subject to registration rights. Accordingly, the merger consideration, in the form of Stock Consideration and/or Cash Consideration, presents a liquidity event of particular value to Mr. Martell. For this reason, Mr. Martell chose to abstain from the MISCOR board of directors’ vote on the merger. MISCOR’s other directors and the MISCOR officers may also gain value from receiving merger consideration and the liquidity event it presents.

26.	Please quantify the benefits that each of the officers, directors and affiliates will receive as a result of their interests in the merger.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following tabular disclosure on page 19:

	Restricted Stock Awards			Stock Option Awards			Common Stock
		Merger Consideration			Merger Consideration			Merger Consideration
	Unvested Shares	Cash	Estimated Value of Shares of IES Common Stock	Unvested Shares	Cash	Estimated Value of Shares of IES Common Stock	Shares Owned	Cash	Estimated Value of Shares of IES Common Stock	Maximum Estimated Value of Total Merger Consideration
Directors:
John A. Martell	—	$0	$0	—	$0	$0	2,738,800	$2,585,229	$1,486,789	$4,072,018
Michael P. Moore	13,000	$9,664	$9,664	60,000	$44,604	$44,604	—	$0	$0	$108,536
William Schmuhl, Jr.	—	$0	$0	—	$0	$0	10,000	$7,434	$7,434	$14,868
Michael Topa	—	$0	$0	—	$0	$0	—	$0	$0	$0

Executive Officers:
Marc Valentin	3,000	$2,230	$2,230	7,000	$5,204	$5,204	—	$0	$0	$14,868
Directors & Executive Officers	16,000	$11,894	$11,894	67,000	$49,808	$49,808	2,748,800	$2,592,663	$1,494,223	$4,210,290

Beneficial Owners
Jeffrey L. Gendell/Tontine	—	$0	$0	—	$0	$0	5,833,332	$0	$8,672,934	$8,672,934
Directors, Executive Officers & Beneficial Owners	16,000	$11,894	$11,894	67,000	$49,808	$49,808	8,582,132	$2,592,663	$10,167,157	$12,883,224

Ms. Pamela A. Long

June 12, 2013

27.	Please disclose those MISCOR executive officers that you expect will continue to be employed by IES after the merger.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on pages 18 and 51:

While IES has not entered, and does not anticipate entering, into agreements with any of MISCOR’s executive officers regarding employment following completion of the merger, it is anticipated, based on current discussions between the companies, that all members of MISCOR’s management team will continue with the surviving corporation following completion of the merger.

Conditions to the Completion of the Merger, page 21

28.	Please disclose here, and elsewhere as appropriate, the procedures applicable to a waiver of any of the conditions to the merger, including whether both parties must agree to such a waiver. We note in particular that the Minority Approval Requirement may be waived. Please address under what circumstances such requirement would be waived. In addition, please disclose whether it is your intent to re-solicit stockholder approval if either party waives material conditions. Please also include relevant risk factor disclosure, as appropriate.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure beginning on page 21:

Pursuant to the terms of the merger agreement, each of IES and MISCOR may waive in writing in whole or in part any or all of such party’s conditions to completion of the merger, provided that those requirements that are a condition to both IES’ and MISCOR’s completion of the merger, including the IES Minority Approval and MISCOR Minority Approval, must be waived in writing by both parties. In the event that either the IES Minority Approval or the MISCOR Minority Approval is not received, IES and MISCOR may determine, based on the facts as they then exist, that waiver of such conditions is in the best interest of IES, MISCOR and their respective stockholders. Neither IES nor MISCOR intends to re-solicit stockholder approval in the event that either party waives a material condition to completion of the merger, except as may be required by the merger agreement with respect to MISCOR’s receipt of an opinion of its tax counsel, as described under “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger Generally” beginning on page . As of June 4, 2013, neither IES or MISCOR anticipated waiving any condition to its obligation to complete the merger.

Ms. Pamela A. Long

June 12, 2013

In response to the Staff’s comment, we have revised the Registration Statement to include the following risk factor on page 97:

IES and MISCOR may waive any or all of the conditions to completion of the merger, including receipt of IES Minority Approval, receipt of MISCOR Minority Approval and MISCOR’s receipt of the opinion of its tax counsel.

Pursuant to the terms of the merger agreement, each of IES and MISCOR may waive in writing in whole or in part any or all of such party’s conditions to completion of the merger, provided that those requirements that are a condition to both IES’ and MISCOR’s completion of the merger, including the IES Minority Approval and MISCOR Minority Approval, must be waived in writing by both parties. In the event that either IES Minority Approval or MISCOR Minority Approval is not received, IES and MISCOR may determine, based on the facts as they then exist, that waiver of such conditions is in the best interest of IES, MISCOR and their respective stockholders. However, neither IES nor MISCOR intends to re-solicit stockholder approval in the event that either party waives a material condition to completion of the merger, except as may be required by the merger agreement with respect to MISCOR’s receipt of an opinion of its tax counsel, as described under “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger Generally” beginning on page     . In the event that IES and/or MISCOR waive a material condition to completion of the merger, such as receipt of IES Minority Approval, receipt of MISCOR Minority Approval or MISCOR’s receipt of the opinion of its tax counsel, IES stockholders and MISCOR shareholders will not be afforded all of the procedural protections contemplated by the merger agreement and discussed in this joint proxy statement/prospectus.

Termination of the Merger Agreement, page 22

29.	Please disclose under what circumstances the parties may not be able to agree on the calculation of MISCOR’s Net Debt, including whether there are ambiguities in the definition of “Net Debt.”

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 21:

While IES and MISCOR have previously agreed on the methodology that will be used to calculate Net Debt, they may, nonetheless, reach differing conclusions as to the inputs to be used in the calculation. It is anticipated, however, that using a 30-day measurement period to calculate Net Debt will help to moderate the impact of any such differences.

Ms. Pamela A. Long

June 12, 2013

The parties also confirm that they do not believe that there are any ambiguities in the definition of Net Debt.

Termination Fees and Expenses, page 23

30.	Please disclose the factors that affect the exact amount of the termination fee that MISCOR may be required to pay IES.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure beginning on page 23 and 139:

In the event of a termination of the merger agreement under the following circumstances, MISCOR will be required to pay IES a termination fee in the amount of $250,000:

•	either IES or MISCOR terminates the merger agreement due to:

•	the failure of the MISCOR shareholders to adopt the merger agreement;

•	the failure of IES to receive IES Minority Approval;

•	the failure of MISCOR to receive MISCOR Minority Approval;

•	the MISCOR board of directors withdrawing or changing adversely its recommendation of the merger or MISCOR or any of its subsidiaries entering into another acquisition agreement; or

•	the failure of the merger to be completed by the Termination Date; or

•	IES terminates the merger agreement due to:

•	MISCOR’s failure to timely cure or inability to cure a material breach of any of its representations and warranties;

•	MISCOR’s failure to timely cure or inability to cure its failure to comply in any material respect with any of its covenants or other agreements; or

•	MISCOR’s breach of its non-solicitation covenant in any material respect.

If, within 365 days of a termination of the merger agreement as a result of MISCOR’s failure to receive shareholder approval of the merger or MISCOR Minority Approval, MISCOR consummates an alternative transaction with any person or entity that submitted an alternative transaction prior to termination of

Ms. Pamela A. Long

June 12, 2013

the merger agreement (regardless of whether such alternative transaction was the basis for termination of the merger agreement), MISCOR will be required to pay IES an additional fee of $500,000 (which will result in a combined termination fee of $750,000).

Tax Treatment of the Merger page 23

31.	We note your disclosure on page 114 that the delivery of a tax opinion by tax counsel is a condition to the merger, and that it will not be waivable after the MISCOR shareholders have approved the proposal to adopt the merger agreement “if such waiver would require further stockholder approval to be obtained, unless further approval of the MISCOR shareholders is obtained with appropriate disclosure.” Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus requiring amendment and resolicitation. If the tax opinion condition is waivable, please confirm that you will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

Response:

In response to the Staff’s comment, we hereby confirm that in the event that the tax opinion condition is waived by MISCOR and it is determined that there has been a material change in the tax consequences of the merger, MISCOR and IES will recirculate the proxy statement/prospectus and re-solicit proxies.

32.	Please delete the language stating that the merger has been structured to be “generally” tax-free, and instead provide a firm conclusion regarding the material federal tax consequences to investors, state that this is counsel’s opinion and identify counsel. Please also delete the word “generally” from the disclosure.

Response:

In response to the Staff’s comment, we have revised the Registration Statement as requested.

Ms. Pamela A. Long

June 12, 2013

Payment of Dividends, page 24

33.	We note your statement that neither IES nor MISCOR has ever paid a cash dividend on its common stock. However, we note that on January 24, 2013 IES declared a dividend of one preferred share purchase right for each outstanding share of IES common stock. As the information required by Item 1002(d) of Regulation M-A does not appear limited to cash dividends, please revise your disclosure here and elsewhere as appropriate to discuss the January 2013 dividend payment.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure beginning on pages 15, 25 and 90:

On January 24, 2013, the IES board of directors declared a dividend of one preferred share purchase right for each outstanding share of IES common stock. The dividend was payable to the stockholders of record as of the close of business on February 19, 2013. Each preferred share purchase right represents a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of IES at a price of $20.00. Each share of IES common stock issued as Stock Consideration in the merger will include one preferred share purchase right.

Special Factors, page 25

Termination of Corporate Existence, page 25

34.	We note the disclosure that the “surviving corporation” will not be a publicly traded company. However, we note that the “surviving corporation” will be a direct, wholly-owned subsidiary of IES and MISCOR’s separate corporate existence will no longer exist. It is also our understanding that IES will continue to be listed on NASDAQ. Given that IES is a public company with SEC reporting requirements, please explain what you mean that the “surviving company” will not be a publicly traded company and how IES will benefit, if at all.

Response:

In response to the Staff’s comment, we note that we have deleted the “General Description and Effects of the Merger” section of the Registration Statement. Please see our response to Comment 1.

Ms. Pamela A. Long

June 12, 2013

Background of the Merger, page 26

35.	Your disclosure throughout this section should describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

Response:

In response to the Staff’s comment, we have revised the “Background of the Merger” section, beginning on page 26, to provide additional detail.

36.	We note your disclosure on page 26 that the board and management placed particular emphasis on identifying and acquiring businesses that would not inhibit the value of IES’s NOLs. We further note that if IES were to experience an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, its ability to use the NOLs would be substantially limited. Given that Tontine currently owns 56.7% of the outstanding common stock of IES, please disclose what significance the board and management placed on finding an acquisition candidate in which Tontine was a significant owner so that Tontine would remain a majority owner of IES following the merger. Please revise your disclosure in this section to include any consideration of, or discussions regarding, the ability to preserve NOLs and the ownership of Tontine when selecting an acquisition candidate. As one example, we note your disclosure on page 27 regarding the limitations to IES’s acquisition capabilities and the ultimate identification of MISCOR in the summer of 2011, but the ownership of Tontine and the ability to preserve NOLs is not discussed. Please also discuss whether IES considered acquiring any other companies in which Tontine was a shareholder and the results these considerations.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 27:

, and because, due to Tontine’s significant ownership of MISCOR, to the extent that IES was issuing stock as consideration in the transaction, IES could potentially issue stock to Tontine without contributing to an ownership change under applicable tax law that could limit its ability to use its NOLs. While IES management and the IES board considered Tontine’s holdings in MISCOR to be an attractive aspect of the acquisition because of the benefit that all IES shareholders would receive in connection with preserving IES’ NOLs, they did not actively seek to acquire businesses owned by Tontine, and the IES board has not discussed acquisitions of other businesses in which Tontine has an ownership interest. IES management briefly considered acquisition of another business in which Tontine has an ownership interest but did not pursue it given that it did not meet the other acquisition criteria for IES.

Ms. Pamela A. Long

June 12, 2013

37.	Please clearly disclose that David B. Gendell, a member of the IES board, is also an employee of Tontine and the brother of Jeffrey Gendell, the founder of Tontine and the beneficial owner of the IES and MISCOR common stock held by Tontine. Please disclose any particular involvement of David Gendell in the board meetings or negotiations, including consideration of the benefit to be received by David or Jeffrey Gendell in connection with the transaction. Please also disclose what was discussed at the meetings between IES management, MISCOR management and Jeffrey Gendell that are referenced at the bottom of page 30.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 32:

On May 3, 2012, Mr. Lindstrom and IES directors David Gendell and Donald Luke traveled to MISCOR’s offices in Massillon, Ohio, where MISCOR’s management presented an overview of MISCOR to Mr. Luke and Mr. Gendell. In addition, the parties discussed the benefits of a potential business combination between IES and MISCOR. Mr. Gendell, who was appointed to the IES board of directors on February 28, 2012, is an employee of Tontine and the brother of Jeffrey Gendell, the founder and managing member of Tontine, which owned approximately 56.7% of the outstanding common stock of IES and 49.9% of the outstanding common stock of MISCOR as of March 31, 2013.

38.	Please revise your disclosure to clearly state the rationale and reasons for the ultimate structure of the consideration to be paid in the merger. Please also disclose how the various Indications of Interest and counteroffers were determined, as we note there is a significant range in the amount of the premium to the value of the MISCOR common stock, and the rationale for the varying offers is not explained.

Response:

In response to the Staff’s comment, we have revised the Registration Statement as requested.

39.	Please disclose the specific benefits and potential synergies discussed by Mr. Lindstrom and Mr. Martell in July 2011, and the financial performance and possible synergies discussed at the March 13, 2012 meeting of management of both MISCOR and IES.

Response:

In response to the Staff’s comment regarding the July 2011 meeting, we have revised the Registration Statement to include the following disclosure on page 27:

The benefits and synergies discussed by Mr. Martell and Mr. Lindstrom in July 2011 included: (a) cross-selling opportunities for both companies, where each could sell products and services to the other’s customer base; (b) the IES footprint, which could provide an expanded presence for Magnetech; (c) IES would have access to additional services through MISCOR—including apparatus repair services and predictive and preventative maintenance services—which IES could add to its current service offerings; and (d) IES, because of its size, would have improved access to capital to help assist potential growth and expansion opportunities for MISCOR.

Ms. Pamela A. Long

June 12, 2013

In response to the Staff’s comment regarding the March 2012 meeting, we have revised the Registration Statement to include the following disclosure on page 32:

The parties reviewed each of their financial statements and notes and also discussed customer needs, demands, and geography and the ability of the combination to allow for growth of the MISCOR products and services.

40.	Please disclose the discussions that took place at the July 27, 2011 IES board meeting, including potential funding sources, the structure of a potential transaction, and why the board did or did not believe it was an appropriate time to consider such a transaction.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 29:

The IES board of directors reviewed a proposed transaction structure involving issuance of IES stock and assumption of MISCOR’s debt, as well as acquisition multiples and a discounted cash flow analysis of MISCOR. The IES board of directors discussed the financial benefits associated with the transaction, including potential earnings accretion, which the board of directors considered valuable given IES’ focus on increasing earnings as it emerged from the recession and was refocusing its priorities away from construction and towards service-based revenues such as those MISCOR offered. The IES board of directors also discussed its process for reviewing a potential transaction with MISCOR.

41.	Please disclose why Mr. Lindstrom contacted Mr. Martell on January 3, 2012, only three months after MISCOR had rejected the Initial Indication of Interest, to express renewed interest regarding a potential transaction.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 31:

given IES’ continued focus on acquisitions as a means to grow IES and continued belief that MISCOR represented an attractive acquisition candidate, particularly given the financial improvement and profitability reported in MISCOR’s most recent quarterly report.

Ms. Pamela A. Long

June 12, 2013

42.	See our comments above. We note that IES retained Periculum Capital Company, LLC to provide financial analysis and advisory services regarding the potential transaction with MISCOR and that the board considered this financial analysis. Please provide a summary of the analytical report, and if the report is written, please file it as an exhibit to Schedule 13E-3. See Item 1015 of Regulation M-A and Question 117.06 of the Compliance and Disclosure Interpretations for Going Private Transactions.

Response:

Please see our response to Comment 1.

43.	Please disclose why the IES board determined not to form a special committee. Please also disclose why the IES board did not believe that Mr. Lindstrom needed to recuse himself from board discussions. Please further disclose why the decision that Mr. Gendell should recuse himself was not made until May 2012, after the determination of the Third Indication of Interest.

Response:

In response to the Staff’s comment regarding formation of a special committee of the IES board, we have revised the Registration Statement to include the following disclosure on page 33:

After considering the facts and any conflicts that members of the IES board of directors might be perceived to have with respect to the proposed transaction , the IES board of directors determined to forego the formation of a special committee. In reaching its determination, the IES board of directors considered the following: Mr. Gendell’s business and personal relationships with Tontine; Mr. Lindstrom’s prior business relationship with Tontine; the fact that Mr. Gendell would not be present for or participate in any board discussions or negotiations regarding the proposed transaction; and the fact that Mr. Gendell and Mr. Lindstrom would each abstain from voting on matters related to the proposed transaction, each as described below.

In response to the Staff’s comment regarding recusal of Mr. Lindstrom from the IES board’s discussions, we have revised the Registration Statement to include the following disclosure on page 33:

In making this determination, the IES board of directors considered the fact that, as of May 2012, Mr. Lindstrom had not been employed by Tontine for a period of seven months and maintained only insignificant holdings in Tontine’s funds, which holdings Mr. Lindstrom subsequently liquidated in December 2012.

Ms. Pamela A. Long

June 12, 2013

In response to the Staff’s comment regarding recusal of Mr. Gendell’s decision to recuse himself from the IES board’s discussions, we have revised the Registration Statement to include the following disclosure on page 33:

In accordance with the corporate governance measures adopted by the IES board at its May 8, 2012 meeting, Mr. Gendell played no role in negotiations between IES and MISCOR or deliberations of the IES board of directors regarding the transaction. His role on the board during discussions of the transaction was limited to being present during presentations of management. In addition, Mr. Gendell will not receive any direct benefit from the transaction. However, he may indirectly benefit from the transaction through his holdings in the Tontine funds that hold shares of common stock of IES and MISCOR.

44.	Please remove the term “arm’s-length” on page 30, and elsewhere that it appears. Please delete all references to “arms’ length negotiations.” Such references are inappropriate in a going private transaction by affiliates.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to remove all references to the term “arm’s-length” and “arm’s-length negotiations.”

45.	Please disclose why the MISCOR board preferred that the valuation for MISCOR be based on enterprise value rather than price per share. Please also explain why MISCOR further revised its counteroffer on May 15, 2012 to decrease the enterprise value and price per share, and why it ultimately proposed that price-per-share take into account the projected total debt of MISCOR.

Response:

In response to the Staff’s comment regarding valuation, we have revised the Registration Statement to include the following disclosure on page 34:

The MISCOR board of directors preferred that the merger consideration be based upon a fixed enterprise value rather than a fixed price per share because MISCOR was in the process of gradually paying down debt. MISCOR proposed a formula that would fix the enterprise value of MISCOR, with any decrease in Net Debt benefiting the MISCOR shareholders by causing the merger consideration to increase dollar-for-dollar as the debt decreased, which IES management agreed would be in the interest of IES shareholders given the benefit of providing certainty around the enterprise value of MISCOR.

Ms. Pamela A. Long

June 12, 2013

In response to the Staff’s comment regarding the counteroffer, we have revised the Registration Statement to include the following disclosure on page 34:

After discussions among the Board members and consultation with Western Reserve, the MISCOR board of directors determined that an enterprise value of $19.5 million represented a fair transaction price and, therefore, determined to instruct Western Reserve as to its revised counteroffer of approximately $1.00 per share or $19.5 million enterprise value.

In response to the Staff’s comment regarding why the purchase price was adjusted to reflect Net Debt, we have revised the Registration Statement to include the following disclosure under “Summary—Merger Consideration” on page 11:

The formula for calculation of the merger consideration was designed to effect a fixed enterprise value for MISCOR of approximately $24 million, but to provide for adjustment of the purchase price to reflect MISCOR’s Net Debt at a time as close as possible to the closing date (because of the uncertainty in MISCOR’s projected debt levels due to its ongoing pay-down of debt). This formula benefits MISCOR shareholders by providing for higher total consideration in the event that MISCOR generates cash and pays down debt prior to closing.

46.	Please explain what was discussed at the May 24, 2012 and May 25, 2012 meetings regarding the MISCOR counterproposal and at the May 30, 2012 meeting of the IES board.

Response:

In response to the Staff’s comment regarding the May 24, 2012 meeting, we have revised the Registration Statement to include the following disclosure beginning on page 34:

Specifically, the parties discussed both (a) how MISCOR would define enterprise value and “Net Debt” as referenced in its counter proposal, and (b) reasons behind MISCOR’s request that the parties jointly issue a press release following the execution of the interim letter agreement, and IES’s suggested reasons not to issue a press release at that time.

In response to the Staff’s comment regarding the May 25, 2012 meeting, we have revised the Registration Statement to include the following disclosure on page 35:

Specifically, the parties discussed (a) whether “Net Debt” would need to be fixed as of the date of the interim letter agreement or could continue to float; (b) whether there would be voting agreements in place with Tontine and Mr. Martell; and (c) whether a press release was advisable in light of the volatility in MISCOR’s stock price.

Ms. Pamela A. Long

June 12, 2013

In response to the Staff’s comment regarding the May 30, 2012 meeting, we have revised the Registration Statement to include disclose on page 35 to the effect that the disinterested members of the IES board of directors determined that a revised Third Indication of Interest should be sent to MISCOR proposing an enterprise value of $19.5 million based on their view that MISCOR’s counteroffer of this amount fell within IES’ valuation range for MISCOR.

47.	Please disclose the discussions that took place between June 27, 2012 and July 31, 2012 regarding the determination of material terms of the transaction, such as the use of enterprise value, a “go-shop” provision, termination fees, minority stockholder approval and the need for a collar, including the positions taken by each party. Please also disclose the “recent developments” referenced on page 33 that led the MISCOR board of directors to determine that a price of $1.12 was the minimum acceptable price.

Response:

In response to the Staff’s comment regarding discussions that took place on June 27, 2012, we have revised the Registration Statement to include the following disclosure on page 36:

On June 27, 2012, representatives of Andrews Kurth sent to representatives of Tuesley Hall Konopa a third draft of the merger agreement. This version did not include a definite price per share but instead included a placeholder, pending agreement as to projected debt at closing. It included a collar for the exchange ratio, set 20% above and below the volume-weighted average of IES’s market price to protect shareholders from volatility in the stock price. It also had a non-solicitation (no-shop clause) and a flat termination fee of $975,000. At this stage, other less material terms were also being modified and discussed, such as the list of “knowledge persons”, how “material adverse effect” would be defined, limits on conduct of business pending closing, and covenants regarding protections for current MISCOR employees.

In response to the Staff’s comment regarding the determination regarding the minimum acceptable price, we have revised the Registration Statement to include the following disclosure on page 37:

With respect to price-per-share, Western Reserve advised the MISCOR board of directors that a price of $1.12 per share was the minimum price that would be fair and appropriate due to significant developments in the stock price since May 2012

Ms. Pamela A. Long

June 12, 2013

48.	Please disclose why IES originally determined not to accept the MISCOR board’s request for indemnification and why it determined that a voting agreement with significant stockholders, including Tontine, was not in the best interests of IES or its stockholders.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 38:

because it would expose IES stockholders to additional risk and was not customary.

49.	Please disclose the “other strategic alternatives” considered by the MISCOR board on August 29, 2012 and the “other potential acquisition opportunities” and “strategic options for growth” discussed by the IES board on December 6, 2012 and February 5, 2013.

Response:

In response to the Staff’s comment with respect to MISCOR, we have revised the Registration Statement to include the following disclosure on page 39:

On August 29, 2012, at its regularly scheduled quarterly meeting, the MISCOR board of directors reviewed the termination of the IES transaction and considered whether to pursue other strategic alternatives. The MISCOR board also discussed whether it would be prudent to solicit other potential buyers or merger candidates, possibly through a formal marketing or auction process. The MISCOR board of directors, however, decided to focus instead on improving operating results.

In response to the Staff’s comment with respect to IES, we have revised the Registration Statement to include the following disclosure on page 40:

On February 5, 2013, at a regularly scheduled meeting, the IES board of directors discussed as part of its regular strategic review a number of strategic options for growth for IES, including non-acquisition related strategies and capital deployment through acquisitions as a general strategy, as well as investment criteria for potential acquisitions. Shortly thereafter, Messrs. Lindstrom and Martell spoke briefly about the possibility of resuming discussions on a potential transaction and again affirmed their mutual interest in continuing discussions, without reference to the specific timing or pricing of a potential transaction. Subsequently, on February 15, 2013, John Martell contacted Jeffrey Gendell to confirm that voting agreements would not be sought by either IES or MISCOR, and as such, indemnification would not be sought by Tontine in connection with a potential transaction involving the two companies. In the course of Mr. Martell’s discussion with Jeffrey Gendell, he also confirmed Tontine’s support for the companies pursuing a potential transaction.

Ms. Pamela A. Long

June 12, 2013

50.	Please disclose the risks and benefits of the potential transaction discussed at the March 1, 2013 IES board meeting and the “other benefits of the transaction” discussed at the March 12, 2013 MISCOR board meeting.

Response:

In response to the Staff’s comment with respect to IES, we have revised the Registration Statement to include the following disclosure on page 41:

The IES board of directors discussed the following key benefits of the potential transaction:

•	MISCOR’s management, who had demonstrated a willingness to stay post-transaction;

•	the financial performance of MISCOR and the opportunity for further operational improvements;

•	favorable industry trends for MISCOR, including rail equipment investments, increased infrastructure spending and the growing market for outsourced industrial services;

•	the fact that the transaction provided an opportunity to diversify away from the cyclical construction environment by acquiring a business with recurring maintenance and repair work;

•	the fact that IES currently did not service, repair or manufacture electro-mechanical components and power assemblies that MISCOR offered;

•	IES’ enhanced access to MISCOR’s end markets, which include industrial, utility, energy and transportation industries;

•	potential electro-mechanical sales synergies with IES’ industrial locations;

•	a favorable projected annual return on invested capital compared to alternative available investments;

•	the expectation that the transaction would be accretive to earnings per share for IES shareholders; and

•

the expectation that the transaction would enhance future investment capacity by not only increasing debt capacity but also by preserving IES’ capacity to issue shares of common stock in the future without limiting its ability to utilize its NOLs in that, due to the significant ownership of MISCOR by an affiliate of IES, IES’ issuance of common stock to fund the MISCOR acquisition is not expected to trigger an ownership change under applicable tax law that could have the effect of limiting its NOLs.

Ms. Pamela A. Long

June 12, 2013

Key risks of the potential transaction that were discussed by the IES board of directors at the meeting included MISCOR’s customer concentration with Union Pacific, Inc. and CSX, Inc.; the fact that MISCOR competes against large original equipment manufacturers in its rail services segment; and below average peer financial performance in MISCOR’s industrial services segment. The IES board of directors also discussed risks and corporate governance related to Tontine’s ownership interests in both companies.

In response to the Staff’s comment with respect to MISCOR, we have revised the Registration Statement to include the following disclosure on page 42:

The MISCOR board of directors also discussed the benefits of the transaction, namely: (a) the expected synergy between the companies, given the common customer base and lack of direct competition between IES and MISCOR, (b) the expectation that MISCOR’s power services and transformer businesses should grow given that IES has a significant customer base in those areas, (c) the enhanced ability to expand through acquisitions, given IES’s resources, and (d) the decreased administrative expenses associated with not being a separate public reporting entity.

51.	Please describe the material terms of the indication of interest received from a third party on March 27, 2013. In addition, describe the reasons (if any) provided by the third party that determined to withdraw its interest in an acquisition of MISCOR on April 8, 2013.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following revised disclosures on page 43:

The Third Party Indication, which did not constitute an offer, proposed an enterprise value of $27 million for MISCOR (which MISCOR understood to be subject to a net debt adjustment), but this valuation was highly contingent and subject to revision, depending on the results of the interested party’s extensive due diligence, which, in addition to document review, was to include conference calls and on-site meetings with MISCOR management.

On April 8, 2013, the remaining interested party notified MISCOR through its financial advisor, Western Reserve, that it was not interested in further pursuing an acquisition of MISCOR, because of its determination that HKEC demonstrated the strongest financial performance of MISCOR’s business segments and the fact that rail services were not core to the interested party’s operations.

Ms. Pamela A. Long

June 12, 2013

Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger, page 39

52.	Please disclose whether the MISCOR board reasonably believes that the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated shareholders and explain why. See 1014(a) of Regulation M-A and Exchange Act Rule 13e-3(a)(4). Please note that each Schedule 13E-3 filing person must separately make this determination. The fairness determination should discuss in reasonable detail the factors listed in paragraphs (c), (d) and (e) of Item 1014 and in Instruction 2 to Item 1014 of Regulation M-A. To the extent one of these factors is not considered, or considered but given little weight, the disclosure must explain the basis for the belief that this factor is not material or relevant. Please revise accordingly.

Response:

Please see our response to Comment 1. Nonetheless, we have revised the Registration Statement to include the following disclosure on page 44:

The MISCOR board of directors believes this transaction to be substantively and procedurally fair to unaffiliated shareholders based on the following facts that its diligence revealed:

•	IES is a strategic buyer with growth potential;

•	the merger will allow the combined company to offer more products and services to IES’ and MISCOR’s existing customer base;

•	the merger will allow the combined company to serve customers in geographic areas where MISCOR does not currently have a presence;

•	the Enterprise Value assigned to MISCOR that reflects an EBITDA multiple of 5.7x (based on the last twelve months as of February 2013);

•	the MISCOR board of directors voted to approve the merger (with Mr. Martell abstaining);

•	the structure of the merger requires both MISCOR Majority Approval and MISCOR Minority Approval; and

•	the merger represents a liquidity event for unaffiliated shareholders.

Ms. Pamela A. Long

June 12, 2013

53.	Please disclose any director that abstained from voting on the Rule 13e-3 transaction, including the reasons for abstention, both here and in the “Recommendation of the IES Board of Directors and Its Reasons for the Merger” as required by Item 1014(a) of Regulation M-A. We note that Mr. Martell chose to abstain from the MISCOR board of director’s vote on the merger because the consideration presents a liquidity event of particular value to Mr. Martell.

Response:

Please see our response to Comment 1. Nonetheless, we have revised the Registration Statement to include the following disclosure beginning on page 43:

On March 12, 2013, the MISCOR board of directors held a special telephonic meeting, including its legal advisors, Tuesley Hall Kanopa and Ulmer & Berne, and financial advisor, Western Reserve. Western Reserve presented its opinion that the Cash Consideration to be received by the shareholders of MISCOR (other than IES and its affiliates (including Tontine)) pursuant to the proposed merger agreement is fair, from a financial perspective. The MISCOR board of directors also discussed other benefits of the transaction, namely: (a) the expected synergy between the companies, given the common customer base and lack of direct competition between IES and MISCOR, (b) the expectation that MISCOR’s power services and transformer businesses should grow given that IES has a significant customer base in those areas, (c) the enhanced ability to expand through acquisitions, given IES’ resources, and (d) the decreased administrative expenses associated with not being a separate public reporting entity. The MISCOR board of directors also discussed that the Special Committee unanimously approved the transaction and recommended it for approval by the MISCOR board of directors.

Prior to the vote, Mr. Martell had informed the MISCOR board of directors that he would abstain from the board of directors’ vote in light of his significant ownership interest in MISCOR. As of March 12, 2013, Mr. Martell held approximately 23.4% of the outstanding shares of MISCOR common stock. Mr. Martell’s holdings were obtained in transactions exempt from registration from the Securities Act and are not subject to registration rights. Accordingly, the merger consideration, in the form of Stock Consideration and/or Cash Consideration, presents a liquidity event of particular value to Mr. Martell. For this reason, Mr. Martell chose to abstain from the vote on the merger.

After careful consideration, at a special meeting held on March 12, 2013, the voting members of the MISCOR board of directors, upon the recommendation by the MISCOR Special Committee, unanimously determined that the merger agreement and the other transactions contemplated by the merger agreement were advisable and in the best interests of MISCOR and its shareholders and stakeholders, including employees, vendors and customers, approved the merger agreement, the merger and the transactions contemplated thereby and directed that the merger agreement be submitted for adoption by the MISCOR shareholders at the MISCOR Meeting. The MISCOR board of directors recommends that MISCOR shareholders vote FOR adoption of the merger agreement.

Ms. Pamela A. Long

June 12, 2013

Strategic and Other Considerations, page 40

54.	Please significantly expand your discussion of the strategic and other considerations considered by the MISCOR board. We note that your disclosure makes general references to “the importance of scale,” “the potential for the merger to enhance MISCOR’s ability to compete,” “expected strategic and financial benefits of the transaction,” “execution risks related to achieving the [standalone] plan,” and the “the merger offers a unique and valuable strategic opportunity,” but it is unclear as to the specific advantages and benefits that will result from the transaction. Please revise your disclosure to explain how each of these factors relates specifically to MISCOR and how the merger is expected to achieve each of these results.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following additional disclosure beginning on page 46:

•

In the increasingly competitive market environments in which MISCOR operates, both with respect to its electric-equipment service business, and also its magnet and diesel-engine-component manufacturing businesses, larger organizations have certain advantages, particularly if they have a national footprint. In sales and marketing, national organizations can more quickly publicize and promote product and service developments, reducing the time from innovation to sale. Large organizations with similar operating segments—such as electrical service, a common denominator across MISCOR and IES—can realize savings on raw materials, such as copper wire, when purchased in bulk. And large organizations can achieve administrative efficiencies by spreading certain costs including legal, human resources, employee benefits and accounting expenses, across a larger organization.

•

With respect to its electric-equipment service business in particular, competitive pressure compelled MISCOR to increase its service center footprint to become a truly national provider. National service organizations appeal to national customers, who prefer to engage one national provider rather than multiple regional providers. MISCOR’s board believed that this would require adding at least four to six additional service centers. A merger with IES would facilitate such expansion, allowing for possible co-location in IES’s current facilities where MISCOR does not currently have a service center nearby, such as Arizona, Colorado, Nebraska, North Carolina, Oregon, and Texas. IES, because of its size, also has better access to capital to facilitate any additional expansion. MISCOR’s board did not see a realistic near-term option for organic growth or acquisition through MISCOR’s standalone strategic plan, given MISCOR’s limited capacity for capital investment.

Ms. Pamela A. Long

June 12, 2013

•

MISCOR’s board of directors compared the execution risks and benefits of achieving MISCOR’s standalone strategic plan with the risks and benefits of the merger. Based on the MISCOR board’s evaluation of the uncertainties associated with MISCOR’s standalone strategic plan, the MISCOR board of directors believes that the merger offers a unique and valuable opportunity to combine with a strategic partner that has relevant industry knowledge and connections, for example in the wind power arena, that create exciting opportunities for long-term value creation for MISCOR’s shareholders.

•

The transaction provides a liquidity event opportunity for both the MISCOR shareholders electing to receive Cash Consideration as well as those that elect to receive Stock Consideration, due to the liquidity of IES’ common stock. The MISCOR board of directors also found it appealing that this transaction gives MISCOR shareholders the option to choose the opportunity to align themselves with a financially larger and stronger entity with the resulting greater opportunity for capital appreciation.

55.	Please explain why the MISCOR board believed that the transaction was more favorable to shareholders than the other strategic alternatives reasonably available to MISCOR shareholders, including disclosing the specific strategic alternatives and providing an explanation as to why each was rejected in favor of this proposed transaction.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure beginning on page 46:

The other strategic alternatives reasonably available to shareholders, as considered by the MISCOR board, were (1) proceeding forward as a standalone public company, or (2) looking for another candidate to buy or merge with the corporation. The IES transaction was deemed more favorable to shareholders than either of these, for the following reasons.

•

If MISCOR would proceed forward as a standalone public company, it would continue to bear the considerable administrative (legal and accounting) expense of being a small public company, which has limited the corporation’s profitability, particularly since it reduced its scale by divesting several subsidiary companies in 2009 and 2010. MISCOR would also likely remain listed on the OTCQB, which limits investment and shareholder liquidity when compared with NASDAQ. As a smaller company, MISCOR’s ability to grow through acquisitions would be extremely limited. For these reasons, the MISCOR board believed that a sale or merger would be in the best interests of MISCOR’s shareholders.

Ms. Pamela A. Long

June 12, 2013

•

MISCOR’s board had consulted with Western Reserve, an investment bank that has significant familiarity with the company with experience going back to 2008. Through discussions with Western Reserve, MISCOR’s board believed that the corporation would have greater value to a strategic buyer than to a financial buyer. Moreover, a strategic buyer would more likely retain the integrated combination of manufacturing and services businesses, which would be favored by other stakeholders including the corporation’s employees.

•

Since 2008, MISCOR’s board had participated in preliminary discussions with several possible strategic merger candidates. From this process, as well as through discussions with Western Reserve, MISCOR’s board learned about which features of a potential merger candidate might best fit with the strengths of MISCOR’s business. From its due diligence with respect to IES, MISCOR’s board believed that IES would be a strategic fit providing potential for growth that MISCOR was not likely to find among other potential market candidates.

Position of the IES Parties as to the Fairness of the Merger, page 43

56.	We note that the IES Parties based their fairness determination on the basis of the factors described in “Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger.” Where a filing person has based its fairness determination on the analysis of factors undertaken by others, it must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, please disclose in this section whether the IES Parties expressly adopted the MISCOR Board’s discussion and analyses of the factors disclosed on pages 39 through 42.

Response:

Please see our response to Comment 1. As the transaction is not subject to Rule 13e-3, the section titled “Special Factors—Position of the IES Parties as to the Fairness of Merger” has been deleted from the Registration Statement.

57.	We note your statement on page 45 that the IES Parties do not believe that liquidation value is relevant to a determination as to whether the merger is fair to “MISCOR shareholders unaffiliated with IES Parties” because MISCOR is a viable going concern they have no plans to liquidate MISCOR Lack of an intent to liquidate does not mean that liquidation value is not an appropriate measure of value. Therefore, please explain why the IES Parties do not consider liquidation value to be relevant in the context of this transaction.

Response:

Please see our response to Comment 1. As the transaction is not subject to Rule 13e-3, the section titled “Special Factors—Position of the IES Parties as to the Fairness of Merger” has been deleted from the Registration Statement.

Ms. Pamela A. Long

June 12, 2013

Purpose and Reasons of the IES Parties for the Merger, page 45

Strategic and Other Considerations, page 47

Improved Financial Profile, page 47

58.	Please disclose why the IES Parties believe that the transaction will be accretive to IES’s earnings and operating cash flow per share, including providing support for such statement.

Response:

We have revised the Registration Statement as requested. Please see the revised disclosure under “Recommendation of the IES Board of Directors and Its Reasons for the Merger” beginning on page 49.

59.	Please disclose how the transaction will diversify IES’ revenues and operating income and reduce its exposure to the cyclical nature of the commercial and residential construction industries, and how the transaction is expected to improve operating performance and held IES generate above average returns on invested capital.

Response:

We have revised the Registration Statement as requested. Please see the revised disclosure under “Recommendation of the IES Board of Directors and Its Reasons for the Merger” beginning on page 49.

Execution of Acquisition Strategy, page 47

60.	Please disclose which members of the MISCOR management team are expected to continue with the surviving company. Please also disclose any related discussions regarding continued employment in the Background section. We note that there are no definitive agreements with any executive officer of MISCOR regarding future employment.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on pages 18 and 51:

While IES has not entered, and does not anticipate entering, into agreements with any of MISCOR’s executive officers regarding employment following completion of the merger, it is anticipated, based on current discussions between the companies, that all members of MISCOR’s management team will continue with the surviving corporation following completion of the merger.

Ms. Pamela A. Long

June 12, 2013

61.	Please disclose the specific risks and investment returns associated with alternative acquisitions and potential uses of capital that were considered by disinterested members of the IES board.

Response:

We have revised the Registration Statement as requested. Please see the revised disclosure under “Recommendation of the IES Board of Directors and Its Reasons for the Merger” beginning on page 49.

Opinion of IES’ Financial Adviser, page 49

Opinion of MISCOR’s Financial Adviser, page 57

62.	See our comments above. We note that both Stifel and Western Reserve reviewed certain internal financial analyses and forecasts prepared by IES and MISCOR management. Please disclose the material financial forecasts provided to the financial advisers as well as the bases for and the nature of the material assumptions used in such forecasts. Please also provide us supplementally with the internal financial analyses and forecasts.

Response:

Please see our response to Comment 1.

63.	Please revise to disclose the data underlying the results reached by Stifel and Western Reserve that are described in this section. For example, disclose the enterprise value, EBITDA and net income for each company in the Selected Company Analysis, including MISCOR, performed by Stifel that resulted in the multiples disclosed on page 52. This is just an example. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

Response:

In response to the Staff’s comment regarding the data underlying the results reached by Western Reserve, we have revised the Registration Statement to include revised disclosure under “Opinion of MISCOR’s Financial Adviser—Reference Public Companies Analysis” and “Opinion of MISCOR’s Financial Adviser—Reference M&A Transaction Analysis” beginning on pages 64 and 67, respectively.

Ms. Pamela A. Long

June 12, 2013

In response to the Staff’s comment regarding the data underlying the results reached by Stifel, we have revised the Registration Statement as follows:

(1) We have replaced the list of industrial specialty contractors set forth under “Financial Analysis Related to MISCOR—Selected Company Analysis” with the following tabular disclosure on page 56:

Industrial Specialty Contractor	Equity Value	Enterprise Value	EBITDA		Net Income	EPS
			LTM	CY 2013P	CY 2013P	CY 2013P
The Babcock & Wilcox Company	$3,256.8	$2,805.5	$351.0	$435.1	$263.1	$2.30
Graham Corp.	238.6	183.7	12.3	20.5	11.9	1.11
Global Power Equipment Group Inc.	309.6	277.7	24.1	31.3	16.4	0.94
Integrated Electrical Services, Inc.	85.3	69.4	7.9	NA	NA	NA
Matrix Service Company	435.2	405.5	42.1	61.7	29.4	1.07
MYR Group, Inc.	511.6	491.7	79.9	88.9	37.8	1.81
Pike Electric Corporation	515.1	720.2	105.8	91.3	23.4	0.65

(2) We have replaced the list of acquisitions set forth under “Financial Analysis Related to MISCOR—Selected Transaction Analysis” with the following tabular disclosure on page 58:

Effective Date	Acquirer	Target	Enterprise Value	LTM EBITDA
Announced	Energy Capital Partners	EnergySolutions, Inc.	$1,100.0	$155.9
Announced	KS International, LLC	Michael Baker Corporation	167.6	34.7
2/13/2013	Chicago Bridge & Iron Company N.V.	The Shaw Group Inc.	3,288.8	165.4
12/28/2012	Clean Harbors, Inc.	Safety-Kleen, Inc.	1,250.0	147.7
7/11/2012	DXP Enterprises, Inc.	HSE Integrated Ltd.	80.8	15.7
5/16/2012	Insight Equity	Flanders Corporation	192.5	11.8
5/14/2012	URS Corporation	Flint Energy Services Limited	1,488.7	134.5
5/8/2012	Wabash National Corp.	Walker Group Holdings LLC	364.0	52.8
11/10/2011	CH2M Hill Europe Limited	Halcrow Holdings Ltd.	356.9	20.0
8/2/2011	Aegion Corporation	Hockway Ltd.	6.1	0.9
6/30/2011	Aegion Corporation	CRTS, Inc.	39.0	3.8
11/12/2010	Primoris Services Corporation	Rockford Corporation	92.5	10.0
7/13/2010	The Churchill Corporation	Seacliff Construction Corp.	315.0	38.8
7/1/2010	Willbros Group Inc.	InfrastruX Group, Inc.	480.0	15.9

Ms. Pamela A. Long

June 12, 2013

(3) We have replaced the list of general specialty contractors set forth under “Financial Analysis Related to IES—Selected Company Analysis” with the following tabular disclosure on page 60:

General Specialty Contractor	Equity Value	Enterprise Value	EBITDA		Net Income	EPS
			LTM	CY 2013P	CY 2013P	CY 2013P
Comfort Systems USA Inc.	$479.6	$463.2	$42.4	$45.8	$14.8	$0.39
EMCOR Group Inc.	2,683.6	2,240.4	304.7	331.1	159.9	2.36
MYR Group, Inc.	511.6	491.7	79.9	88.9	37.8	1.81
Pike Electric Corporation	515.1	720.2	105.8	91.3	23.4	0.65
Primoris Services Corporation	1,042.8	1,038.7	130.1	151.4	68.4	1.30

64.	Please revise to disclose how Stifel calculated the terminal multiples and discount rates used as part of the Discounted Cash Flow Analyses discussed on pages 55 and 56 and the discount rates and terminal value used by Western Reserve, including how such values were calculated, in the Discounted Cash Flow Analyses discussed on page 63. Please also disclose the value of Net Debt used in these calculations. Please similarly disclose how Western Reserve determined the range of discounts used in its other analyses such as the Reference Public Company Analysis and Reference M&A Transactions Analysis.

Response:

In response to the Staff’s comment regarding the discount rates and terminal values used by Western Reserve, we have revised the Registration Statement to include the following disclosure under “Opinion of MISCOR’s Financial Advisor—Discounted Cash Flow Analysis” on page 68:

Based on its professional judgment and after taking into consideration, among other things, an estimate of the weighted average cost of capital (“WACC”) for the Referenced Public Companies, an equity size premium related to the Company’s market capitalization and a Company-specific risk premium, the discounted cash flow analysis was conducted based on an estimated weighted average cost of capital for MISCOR of 33.0%.

In response to the Staff’s comment regarding Stifel’s calculation of discount rates and the value of Net Debt used by Stifel in its calculations, we have revised the Registration Statement as follows:

(1) We have revised the disclosure under “Financial Analysis Related to MISCOR—Discounted Cash Flow Analysis” on page 59 of the Registration Statement as follows:

Stifel then discounted the cash flows projected through 2017 and the terminal value to present values using discount rates from 14.7% to 16.7%, which were derived based on the capital asset pricing model and a range of pre-tax cost of debt figures and debt/capitalization. This analysis indicated a range of aggregate values, which were then decreased by MISCOR’s Net Debt of $7.2 million, to calculate a range of equity values.

Ms. Pamela A. Long

June 12, 2013

(2) We have revised the disclosure under “Financial Analysis Related to IES—Discounted Cash Flow Analysis” on page 61 of the Registration Statement as follows:

Stifel then discounted the cash flows projected through 2017 and the terminal value to present values using discount rates from 14.6% to 16.6%, which were derived based on the capital asset pricing model and a range of pre-tax cost of debt figures and debt/capitalization ratios. This analysis indicated a range of aggregate values, which were then increased by IES’ net cash of $16.0 million, to calculate a range of equity values.

With respect to the Staff’s comment regarding Stifel’s calculation of terminal multiples, we believe that the current disclosure adequately addresses how Stifel calculated the terminal multiples.

65.	Please disclose the assumptions used by Western Reserve in calculating the “go-private” scenario of the Discounted Cash Flow Analysis, including the portion of the controlling equity position sold and the portion of NOLs that MISCOR would be able to realize. Please also disclose the reasons for the assumptions and the relevance of the “go-private” scenario.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure under “Opinion of MISCOR’s Financial Advisor—Discounted Cash Flow Analysis” on page 69:

Under the “status quo” scenario, MISCOR’s projected cash flows were based on the assumption that MISCOR would continue realizing the full benefits of its net operating loss carryforwards (“NOLs”), estimated to be $17.2 million and generally expiring through 2030. The “status quo” sensitivity analysis suggested a range of per share values for MISCOR common stock of $1.31 to $1.45. Under the “go-private” scenario, MISCOR’s projected cash flows were adjusted assuming that MISCOR had effected a transaction that changed MISCOR’s ownership base by at least 50% (as would occur under the proposed merger), and as such, MISCOR would under applicable tax law, be limited on an annual basis to realize only a portion of its NOLs totaling $544 per year through their expiration. The “go private” sensitivity analysis suggested a range of per share values for MISCOR common shares of $1.03 to $1.16. The Cash Consideration of $1.415 per MISCOR common share fell within the suggested range under the “status quo” scenario and above the range under the “go private” scenario.

Ms. Pamela A. Long

June 12, 2013

66.	We note the disclosure on page 64 that Western Reserve has in the past provided investment banking services to MISCOR. Please describe the specific services provided by Western Reserve and any of their affiliates and quantify the compensation received by Western Reserve for the past two years. See 1015(b)(4) of Regulation M-A.

Response:

Please see our response to Comment 1. Nonetheless, we have revised the Registration Statement to include the following discussion of Western Reserve’s analysis under “Opinion of MISCOR’s Financial Advisor—Miscellaneous” beginning on page 70:

Western Reserve was first engaged by MISCOR in October 2008 to assist the Company in refinancing its existing debt and raising capital to pursue future acquisitions. MISCOR paid Western Reserve a retainer fee of $25,000 for its services in connection with this engagement and reimbursed Western Reserve for certain of its expenses incurred.

Western Reserve was later engaged by MISCOR in July 2009 to advise MISCOR in the sale of American Motive Power, Inc. and HK Engine Components, LLC. In December 2009, and March 2010, MISCOR completed the sale of American AMP Rail Services Canada Inc. and the sale of American Motive Power, Inc., respectively. In December 2011, the Company announced its intention to end the sale process for HK Engine Components. MISCOR paid Western Reserve a retainer fee of $25,000 for its services in connection with this engagement and reimbursed Western Reserve for certain of its expenses incurred.

In December 2009, MISCOR engaged Western Reserve to opine on the divestiture of its Construction and Engineering Services segment, which was completed in February 2010. MISCOR paid Western Reserve a fee of $75,000 for its services in rendering the opinion and also reimbursed Western Reserve for certain of its expenses incurred in connection with this engagement.

Golden Parachute Compensation, page 68

67.	Please revise the disclosure to assume that the triggering even occurs on the latest practicable date.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to assume that the triggering event occurred on June 4, 2013 (the latest practicable date).

68.	Please disclose why you have assumed that each named executive officer will elect to receive 25% of his merger consideration as Cash Consideration and 75% of his merger consideration as Stock Consideration.

Response:

It is currently anticipated that each of MISCOR’s directors and named executive officers will elect to receive a combination of Cash Consideration and Stock Consideration in the

Ms. Pamela A. Long

June 12, 2013

merger; however, no executive (other than Mr. Martell) has given an indication of his anticipated election allocations. As such, for purposes of the tables set forth under “Interests of Directors and Executive Officers of MISCOR in the Merger—Restricted Stock and Stock Options” beginning on page 71 and “Golden Parachute Compensation” beginning on page 74, MISCOR has assumed that each director and named executive officer (other than Mr. Martell) will elect to receive Stock Compensation for 50% of his shares and Cash Compensation for 50% of his shares. In response to the Staff’s comment, we have revised the Registration Statement to include the basis for this assumption.

Holders of IES Common Stock, page 82

Holders of MISCOR Common Stock, page 85

69.	Please update the beneficial ownership table on page 85 to include the aggregate number and percentage of subject securities owned by each filing person, including each associate and majority-owned subsidiary of the filing persons. See Item 1008 of Regulation S-K.

Response:

Please see our response to Comment 1.

70.	We note that Mr. Martell has granted the Tontine Funds with a limited irrevocable proxy to vote his shares of MISCOR common stock in connection with certain matters, including the election of directors. It would appear that these shares would be disclosed for Jeffrey Gendell, the managing member of the Tontine Funds, under “Shared Voting and Investment Power.” Please advise or revise accordingly.

Response:

In response to the Staff’s comment, we have revised the MISCOR beneficial ownership as requested.

Ms. Pamela A. Long

June 12, 2013

Risk Factors, page 87

IES and MISCOR will incur substantial costs in connection with the merger, page 91

71.	Please quantify the total costs that IES and MISCOR estimate they will incur in connection with the merger.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 100:

Based on current estimates, it is anticipated that aggregate fees and expenses incurred or expected to be incurred by IES, MISCOR and Merger Sub in connection with the merger will total approximately $2 million.

Cautionary Statement Concerning Forward-Looking Statements, page 96

72.	We note your disclosure that statements relating to future results that are in the proxy statement and incorporated by reference into the proxy statement are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor provision is not available to statements made in connection with a going private transaction. See Exchange Act Section 21E(b)(1)(E). Please revise to remove the statement and also include disclosure stating that the safe harbor provisions in the documents incorporated by reference into the proxy statement do not apply to any forward-looking statements the company makes in connection with the Rule 13e-3 transaction.

Response:

Please see our response to Comment 1.

Material United States Federal Income Tax Consequences of the Merger, page 119

73.	Please delete the word “generally” from throughout this disclosure and have counsel clearly identify each U.S. federal material tax consequence and provide a firm conclusion regarding each tax consequences. Please also advise whether you will be filing a short- or long-form tax opinion.

Response:

In response to the Staff’s comment, we have revised the Registration Statement as requested.

Ms. Pamela A. Long

June 12, 2013

The Merger Agreement, page 117

74.	We note your disclosure that the representations and warranties in the merger agreement should not be relied on by any person or entity other than IES, MISCOR or Merger Sub. Please delete this disclaimer as well as the second sentence in this paragraph as these statements suggest that the merger agreement does not constitute public disclosure under the federal securities laws.

Response:

In response to the Staff’s comment, we have revised the Registration Statement as requested.

Legal Matters, page 217

75.	Please disclose who will be providing the tax opinion.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the following disclosure on page 233:

Certain tax matters will be passed upon for IES by Andrews Kurth, LLP, Houston, Texas. Certain tax matters will be passed upon for MISCOR by Ulmer & Berne LLP.

Where You Can Find More Information; Incorporation by Reference, page 217

76.	We note that you are incorporating by reference certain documents filed by both IES and MISCOR. However, it does not appear that either IES or MISCOR is eligible to incorporate by reference as permitted by General Instructions B and C to Form S-4. Accordingly, it appears the IES must provide all of the information required by Item 14 of Form S-4 and MISCOR must provide all information required by Item 17 of Form S-4, including the requisite financial statements. Please advise and revise accordingly.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the applicable financial statements of IES and MISCOR. We believe that we have otherwise provided all of the information required by Item 14 and Item 17, as applicable, of Form S-4.

Annex B – Opinion of Stifel

77.	We note the disclaimer on page B-3 relating to the forecasts and projections reviewed by Stifel. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Response:

We respectfully disagree with the Staff’s comment with respect to the language of Stifel’s fairness opinion prepared for the IES board of directors. The referenced disclaimer represents a limitation on Stifel’s opinion, which was disclosed to the IES

Ms. Pamela A. Long

June 12, 2013

board of directors and reflected in the written opinion they received. The disclaimer relates solely to the projected financial information provided to Stifel by IES. It is customary for financial advisors to rely upon, without verification, financial projections prepared by company management and furnished to a financial advisor in connection with its financial analysis. Accordingly, it is also customary for financial advisors not to assume responsibility or liability for the accuracy or completeness of such projections that were not prepared, verified or approved by the financial advisor. We further note that the disclaimer, set forth in the text of Stifel’s written fairness opinion, relates solely to Stifel and the projected financial information provided to Stifel by IES and does not constitute a disclaimer by Stifel or IES of any statements made in the fairness opinion or the Registration Statement.

78.	We note the statement on page B-4 that the Opinion may not be used without the prior written consent of Stifel. Please disclose that Stifel has consented to use of the opinion in the document.

Response:

In response to the Staff’s comment, we note that Stifel’s consent for the inclusion of its opinion as an annex to the Registration Statement and of the references to such opinion in the Registration Statement was previously filed as Exhibit 99.4 to the Registration Statement. We have revised the Registration Statement to include the following disclosure under “Opinion of IES’ Financial Advisor—Miscellaneous” on page 61:

Stifel has consented in writing to the inclusion of its opinion as an annex to this joint proxy statement/prospectus.

Undertakings

79.	Please include the undertakings in Item 512(a)(6) and Item 512(g) of Regulation S-K.

Response:

In response to the Staff’s comment, we have revised the Registration Statement to include the undertaking in Item 512(g) of Regulation S-K. In response to the Staff’s comment, we also note that the undertakings in Item 512(g) of Regulation S-K are included in Part II, Item 22 of the Registration Statement beginning on page II-3.

Ms. Pamela A. Long

June 12, 2013

Financial Statements

80.	Please amend your filing to update the pro forma financial statements pursuant to Rule 11-01(a) and Rule 3-12 of Regulation S-X.

Response:

We have revised the Registration Statement in response to the Staff’s comment to update the pro forma financial statements to March 31, 2013, pursuant to Rule 11-01(a) and Rule 3-12 of Regulation S-X. Please see the revised pro forma financial statements beginning on page F-2 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-1

81.	We note that your fiscal year end is September 30, 2012, and MISCOR’s fiscal year end is December 31, 2012. It appears that for the three months ended December 31, 2012, for MISCOR you are deducting the nine months ended September 30, 2012, from the 12 months ended December 31, 2012, and for the year ended September 30, 2012, you added the nine months ended September 30, 2012, and the three months ended December 31, 2011. Please amend your filing to disclose the periods combined and the revenues and income for any periods that were excluded from or included more than once in the condensed pro forma income statements (e.g., an interim period that is included both as part of the fiscal year and the subsequent interim period). Refer to Rule 11-02 (c)(3) of Regulation S-X for guidance.

Response:

We have revised the Registration Statement in response to the Staff’s comment to disclose the periods combined in a manner consistent with Rule 11-02(c)(3). Please see the revised pro forma financial statements beginning on page F-2 of the Registration Statement. There were no periods that were excluded from or included more than once in the condensed pro forma income statements for purposes of disclosing the related revenue or income.

Note 3 – Estimate of Consideration Expected to be Transferred, page F-12

82.	Please explain how you expect to value the shares issued as merger consideration for the determination of purchase price under ASC 805-30-30-7. Clarify whether you will use the quoted market price on the acquisition date. Your current disclosure does not clearly distinguish between the price you intend to use for the accounting and the volume-weighted average of the sales price over the 60 days before the fifteenth business day prior to the closing date, which is the contract mechanism for determining the number of shares to be issued.

Response:

We expect to value the shares of IES common stock issued as merger consideration for the determination of purchase price under ASC 805-30-30-7 using the quoted market price of IES common stock on the effective date of the acquisition. In response to the Staff’s comment, we have revised footnote 3 to the pro forma financial statements to clearly distinguish between the quoted market price and VWAP of IES common stock.

Ms. Pamela A. Long

June 12, 2013

Note 5: Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page F-14

(c) Intangible Assets, page F-15

83.	We note that you stepped down the value of MISCOR customer relationships by $3.3 million. Please tell us why this adjustment was not done in the MISCOR historical financials rather than the purchase price allocation.

Response:

In response to the Staff’s comment, MISCOR’s management notes that MISCOR did not identify any events or changes in circumstances through March 31, 2013 that indicated that the carrying amount of its amortizing customer relationships intangible asset may not be recoverable. For example, actual cash flows related to the customer relationships were in line with management’s expectations for 2012. Additionally, no major customers were lost or significantly reduced business with MISCOR during 2012 or early 2013. As no impairment indicators were identified during the years ended December 31, 2012 and 2011 and through March 31, 2013, no impairment test was required under ASC 360-10-35-21. As such, no adjustment to the historical financial statements of MISCOR is necessary. MISCOR management further notes that in its early 2013 assessments, it considered the potential purchase price offered by IES to acquire MISCOR ($24.0 million, less MISCOR’s net debt) and noted it significantly exceeded the equity value of MISCOR (approximately $14.5 million at both December 31, 2012 and March 31, 2013) which provided positive evidence that none of MISCOR’s long-lived assets were impaired.

Furthermore, MISCOR notes that for ongoing impairment assessments pursuant to ASC 360-10-35-17, it is possible for intangible assets to not be impaired even when their fair value is less than their carrying value as of a measurement date. The use of undiscounted cash flows in an impairment assessment rather than the use of fair value (often determined using a discounted cash flows model) as used in a purchase price allocation pursuant to ASC 805-10-25-1 can result in such a circumstance.

Ms. Pamela A. Long

June 12, 2013

(d) Fixed Assets, page F-15

84.	Please explain why the expected depreciation expense based on the estimated fair values of the acquired MISCOR assets is less than the historical MISCOR depreciation. It appears several categories of assets had a step up adjustment.

Response:

The pro forma depreciation expense is less than the historical MISCOR depreciation expense because the historical MISCOR depreciation expense is based on the original cost of the asset when it was placed into service, which is greater than the net carrying value as shown in Note 5(d) of the to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-2.

Acro, page F-18

85.	You have adjusting entries for salary and related compensation for Executives and payroll costs. Please tell us the nature of these employees and how you determined the amounts presented are directly attributable to the transaction, expected to have a continuing impact and factually supportable. As part of your response please tell us how you concluded Acro would have been able to generate the same amount of income without these particular employees. Refer to Rule 11-02 (b)(6) of Regulation S-X for guidance.

Response:

The Acro employees that were not retained by IES provided administrative and management services, and we determined that the amounts presented are (i) directly attributable to the transaction and factually supportable because the employees were not directly related to the purchased assets set forth in the asset purchase agreement, and were not selected for hire by IES as necessary to continue operations of the assets purchased, and (ii) expected to have a continuing impact because the absence of the costs associated with the employees will continue beyond twelve months and is more than a one-time impact. IES management believes that without these particular employees IES will be able to generate the same amount of income related to Acro as Acro would have because the current IES employees have the skill set and capacity to service the Acro customers.

Ms. Pamela A. Long

June 12, 2013

Independent Auditor’s Report, page F-43

86.	We note your audit opinion for the two years ended December 31, 2011, states that the audit was conducted in accordance with Canadian generally accepted auditing standards. However, in the opinion paragraph it states that your financial statements are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Please amend your filing to provide an audit opinion that clarifies whether your financial statements are in accordance with Canadian generally accepted auditing standards or International Financial Reporting Standards as issued by the International Accounting Standards Board and ensure your report has the applicable standard language set forth by the applicable auditing standard. We assume that you have presented audited financial statements for the three years December 31, 2012, pursuant to Rule 3-05 of Regulation S-X. However, financial statements for the earliest of the three fiscal years may be omitted if net revenues of the acquired business in its most recent fiscal year are less than $50 million.

Response:

We have revised the Registration Statement in response to the Staff’s comment to remove the financial statements for the earliest of the three fiscal years ended December 31, 2012, including the audit opinion for the two years ended December 31, 2011, since net revenues of Acro in the most recent fiscal year are less than $50 million. Please note that there were no adjustments to convert beginning Acro equity balances as of December 31, 2010 to US GAAP and, as such, there have been no adjustments to beginning equity balances in the Acro financial statements for the two years ended December 31, 2012.

87.	We note that your fiscal year 2011 financial statements audited under U.S. GAAP agree back to the fiscal year audited under Canadian GAAP or IFRS. Please tell us whether there were reconciling items, if so, please describe and quantify the reconciling items.

Response:

In response to the Staff’s comment, we confirm that there were no such reconciling items. Please see our response to Comment 86.

Consolidated Balance Sheet, page F-45

88.	You present your balance sheet as of January 1, 2010, but your audit opinion does not make reference to this period. Please remove the period or provide an audit opinion for the period.

Response:

We have revised the Registration Statement in response to the Staff’s comment to remove the financial statements for the earliest of the three fiscal years ended December 31, 2012. Please see our response to Comment 86.

Please direct any questions you have with respect to the foregoing to the undersigned at (713) 220-4360 or moleary@andrewskurth.com.

Very truly yours,

/s/ G. Michael O’Leary

cc:	Gail Makode, Integrated Electrical Services, Inc.